FINANCIAL STATEMENT REQUEST FORM

May 2012

Pursuant to National Instrument 51-102, *Continuous Disclosure Obligations*, of the Canadian Securities Administrators, we shall deliver our annual and interim financial statements and the Management Discussion & Analysis ("MD&A") related to such financial statements to our shareholders when they request that copies be sent to them. If you wish to receive either our annual financial statements and related MD&A or our interim financial statements and related MD&A, please complete the information below and mail or fax this form, or e-mail the information on this form, to us at the following address:

FORTUNA SILVER MINES INC.
200 Burrard Street, Suite 650
Vancouver, BC V6C 2G8
Attention: Corporate Secretary
Fax: 604-484-4029
Email: info@fortunasilver.com

I wish to receive your:
(Check one or both as applicable)

_______ Annual financial statements and MD&A

_______ Interim financial statements and MD&A

which should be sent to:

____
NAME (please print)

____
ADDRESS

____
Postal or Zip Code